93

04030632

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Great Quest Metals

*CURRENT ADDRESS

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3116 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/14/04

82-3116

2003

GREAT QUEST METALS LTD.

ARLS
12-31-03

ANNUAL REPORT

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, BC, CANADA V6C 2B3
Telephone: (604) 684-2882 Facsimile: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

2003

GREAT QUEST METALS LTD.

Annual Report to Shareholders (Schedule C)
(For the Year Ended December 31, 2003)

Dear Shareholders:

Introduction
The year 2003 included several highlights for Great Quest Metals Ltd. in the quest to discover a mineable gold deposit. The final results were received from the 2002-03 diamond drill program on the Bourdala concessions in western Mali, West Africa. A 5 hole drill program was completed in the Baroya and Kenieba concessions as well as a second drill program on the Bourdala concessions in 2003-04. The year also featured the discovery of the Kabaya 1 and Kabaya 2 zones in the Kenieba concession. Subsequent to year-end, the Company acquired the strategically located Alamoutala Ouest concession.

The Company had an active year in financing. In 2003, $1,230,005 was raised through financings and the exercise of warrants and stock options.

Bourdala Concessions
The 7 hole, 2002-03, diamond drill program intersected significant mineralization in 4 of 4 areas drilled. The feature intersections of gold included 5.5 m of 2.91 g/t gold and 7.0 m of 4.34 g/t gold in DH 03 in the TD zone and 10 m of 3.92 g/t gold and 5 m of 8.63 g/t gold in DH 07 in the Bourdala Sud Ouest zone. Drilling has helped to better define the zones of gold mineralization in preparation for future drilling.

In the TD zone, all drilling has been carried out west of a granitic dyke in an area of orpaillage, or pits dug by hand by the local miners. The gold mineralization appears to occur in zones of quartz veins which, if taken together, trend north-south and dip gently to the east. Mineralization also occurs east of the dyke but has not yet been tested by drilling.

In the Bourdala Sud Ouest zone, a series of four to five quartz-vein zones, 1 to 3 m wide, with 1 to 5 g/t gold, strike north northeast along a zone of orpaillage. Cutting across this zone is an east northeast zone of much higher grade gold mineralization as intersected in DH 07.

Baroya and Kenieba Concessions
The feature of exploration on these concessions was the discovery of the Kabaya 1 zone on the Kenieba concession. This consists of a large area of orpaillage, extending 2.5 km with anomalous gold in soils over much of it. Recent mapping over a 1 km length of the zone has delineated 2 diorite dykes, each 50 to 75 m wide, separated by a 25 to 60 m wide section of greenschist. A total of 47 pits have been dug in this area to test for gold. Results are expected soon from assays on 118 pit samples.

A small 5 hole diamond drill program was completed in the summer. It exposed the nature of gold mineralization, and results will act as a guide for further drilling. The Segala Extension zone was drilled in DH 01 BY. The hole intersected 15 m of 0.97 g/t gold in a highly broken zone. Drill core recovery was poor. DH 02 KN was drilled into one of 5 dykes occurring along the 7 km long Djambaye area of orpaillage. This intersected 8 m of 1.01 g/t gold in the Djambaye 1 dyke within a 29.8 m wide zone of 0.76 g/t gold.

In a few weeks the second phase of the Kenieba program, consisting of mapping and sampling the 7 km long Djambaye zone, will start. Following receipt of results, a drill program will be completed, either before or after the rainy season.

Alamoutala Ouest Concession
Great Quest was most fortunate in being able to option the 10 sq km Alamoutala Ouest concession, strategically located directly between and within 11 km of each of the Sadiola Mine and Yatela Mine. It is also within 1 km of the Alamoutala deposit with 600,000 ounces of gold. A program of soil sampling and geological mapping is planned for June.

GREAT QUEST METALS LTD.

Annual Report to Shareholders (Schedule C)
(For the Year Ended December 31, 2003)

Taseko Property

With the price of gold and copper higher in the last year and investment in mineral exploration in British Columbia more attractive, with generous tax write-offs in flow-through share packages, exploration on the Taseko property is scheduled for 2004. The Taseko property covers the Empress deposit which holds in situ resources of 11,078,000 tons of 0.61% copper and 0.023 g/t gold. The Company plans to run a program on its own or to bring in a joint venture partner for the work.

Financial Information

The Company completed two (2) private placements in 2003, totalling $557,500. In June 2003, $157,500 was raised through the issuance of 450,000 units at $0.35 per unit. Each unit consisted of one (1) share and one-half (1/2) of a share purchase warrant. Each full share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.45 per share on or before June 17, 2004. The Company paid commission and fees totalling $15,600 on this transaction. In December 2003, the Company raised $400,000, issuing 800,000 units at a price of $0.50 per unit. Each unit consisted of one (1) share and one-half (1/2) of a share purchase warrant. Each full share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.62 per share on or before November 14, 2005.

During the year, the Company received $61,580 through the exercise of 232,750 stock options at prices ranging from $0.22 to $0.30 per share and $610,925 through the exercise of 2,042,500 warrants at prices ranging from $0.22 to $0.45 per share. Additionally, the Company issued 165,500 shares at a price of $0.28 per share to settle debts totaling $46,340 and also issued 50,000 shares at a price of $0.50 per share for the acquisition of one of the Bourdala concessions. Subsequently the Company has raised $33,750 through the exercise of 75,000 warrants at $0.45 per share.

Administration costs for the year ended December 31, 2003 were $185,955 compared to $140,146 in 2002. The $45,809 increase was mainly due to a $14,148 and $8,227 increase in shareholder relations and investor relations, respectively. All other significant increases in administrative costs in 2003 over 2002 (accounting and audit increase, $8,382; consulting increase, $2,352; and office and general increase, $12,052) are a result of opening an office in Mali and the Company's increased activities. Exploration costs increased from $919,896 in 2002 to $1,237,644 in 2003 as a result of an increase in drilling activity.

Investor Relations Activities

Investor relation activities increased significantly in 2003 from 2002. These services are performed by Mr. Jamie Mathers, who joined the Company in the latter half of 2002. Mr. Mathers liaises with the investment community and communicates the Company's ongoing and upcoming exploration projects to potential investors and current shareholders.

During the year ended December 31, 2003, the Company participated in three (3) investment conferences. These included the Vancouver Investment Conference in January 2003; the Cambridge Gold Conference in Vancouver in June 2003; and the Calgary Investment Conference in Calgary in October 2003. The Company was very successful in promoting its current and upcoming projects at these conferences.

Great Quest has recently been listed as the Berlin Breman Stock Exchange. Berliner Freiverkehr (Aktien) AG is the market maker; GQM is the trading symbol; and the German Cusip Number is CA3909121038.

For more information on the Company and its activities, call toll free at 1-877-325-3838 or visit its website at www.greatquest.com.

ON BEHALF OF THE BOARD

"Willis W. Osborne"
Willis W. Osborne
President & Director

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
X Schedule B & C

ISSUER DETAILS:

Name of Issuer	GREAT QUEST METALS LTD.
Issuer Address	Suite 515 - 475 Howe Street, Vancouver, B.C. V6C 2B3
Issuer Telephone Number	604-689-2882
Contact Person	Willis W. Osborne
Contact Position	President
Contact Telephone Number	604-689-2882
Contact Email Address	info@greatquest.com
Web Site Address	www.greatquest.com
For Quarter Ended	December 31, 2003
Date of Report (yy/mm/dd)	04/05/05

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Willis W. Osborne (signature) — May 18, 2004
NAME OF DIRECTOR — **DATE SIGNED (YY/MM/DD)**

(signature) — May 18, 2004
NAME OF DIRECTOR — **DATE SIGNED (YY/MM/DD)**

GREAT QUEST METALS LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

(DECEMBER 31, 2002)

GREAT QUEST METALS LTD.

INDEX TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2003

(DECEMBER 31, 2002)

JONES RICHARDS & COMPANY

Jack W. Lazareff C.G.A.* Deborah E. Graystone B.Sc., C.G.A.*, T.E.P.

Keon J. Kwan B.A., C.G.A.*, C.F.P.

AUDITORS' REPORT

To the Shareholders of
Great Quest Metals Ltd.

We have audited the balance sheets of Great Quest Metals Ltd. as at December 31, 2003 and December 31, 2002, the statements of operations and deficit, the statements of cash flows, and the schedules of deferred exploration and development costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and December 31, 2002, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Jones, Richards & Company

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
May 5, 2004

900-1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688.1910 FAX: 604.682.2368 WEB: www.jonesrichards.com
* PROFESSIONAL CORPORATIONS

GREAT QUEST METALS LTD.
BALANCE SHEETS
DECEMBER 31, 2003
(With comparative audited figures for December 31, 2002)

	2003	2002 (Note 14)
ASSETS		
Current Assets		
Cash	$ 310,744	$ 16,667
Goods and services tax recoverable	3,000	1,653
Due from related party (Note 4)	-	11,038
Prepaid expenses	177,145	33,981
	490,889	63,339
Property, Plant and Equipment (Notes 2 and 5)	29,936	12,344
Mineral Properties, including deferred costs (Notes 2 and 6)	2,231,992	1,671,347
Deposits	8,414	8,384
	$ 2,761,231	$ 1,755,414
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 37,383	$ 76,729
Due to related parties (Note 7)	35,776	73,844
	73,159	150,573
SHAREHOLDERS' EQUITY		
Share Capital (Note 8)	4,790,674	3,504,929
Share Subscription Advances	-	11,475
Contributed Surplus	81,398	81,398
Deficit	(2,184,000)	(1,992,961)
	2,688,072	1,604,841
	$ 2,761,231	$ 1,755,414

Approved on Behalf of the Board:

Director

Director

The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2003
(With comparative audited figures for the year ended December 31, 2002)

	2003	2002
ADMINISTRATION COSTS:		
Accounting and audit	$ 21,570	$ 13,188
Amortization	175	250
Bad debt	-	476
Bank charges and interest	1,154	955
Consulting	18,177	15,825
Investor relations	15,635	7,408
Legal	2,219	4,500
Management fees	19,000	18,000
Office and general	34,835	22,783
Printing, promotion and travel	18,908	23,275
Rent	15,442	14,658
Securities and brokerage fees	19,758	13,894
Shareholder relations	19,082	4,934
TOTAL ADMINISTRATION COSTS	185,955	140,146
OTHER ITEMS:		
Interest income	(648)	(536)
Miscellaneous income	-	(690)
Loss on write-off of capitalized costs related to abandoned mineral properties	5,732	26,663
	5,084	25,437
NET LOSS FOR THE YEAR	191,039	165,583
DEFICIT AT BEGINNING OF YEAR	1,992,961	1,786,128
SHARE ISSUE COSTS	-	41,250
DEFICIT AT END OF YEAR	$ 2,184,000	$ 1,992,961
Loss per share	$ (0.02)	$ (0.02)

The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
(With comparative audited figures for the year ended December 31, 2002)

	2003	2002 (Note 14)
OPERATING ACTIVITIES:		
Net loss for the year	$ (191,039)	$ (165,583)
Adjustments:		
Amortization	175	250
Loss on write-off of capitalized costs related to abandoned mineral properties	5,732	26,663
	(185,132)	(138,670)
Changes in non-cash working capital items:		
Goods and services tax recoverable	(1,347)	(478)
Due from related party	11,038	(9,903)
Prepaid expenses	(143,164)	(33,981)
Deposits	(30)	-
Accounts payable and accrued liabilities	(20,166)	22,516
Due to related parties	(10,908)	30,339
	(349,709)	(130,177)
FINANCING ACTIVITIES:		
Issue of share capital for cash (2003 – net of share issue costs of $15,600 (2002 - $64,394))	1,202,930	377,951
Share subscription advances	-	11,475
	1,202,930	389,426
INVESTING ACTIVITIES:		
Acquisition costs of property, plant and equipment	(25,054)	-
Acquisition costs of mineral properties	(217,918)	(89,502)
Deferred exploration and development costs, net of amortization	(316,172)	(233,587)
	(559,144)	(323,089)
INCREASE (DECREASE) IN CASH	294,077	(63,840)
CASH AT BEGINNING OF YEAR	16,667	80,507
CASH AT END OF YEAR	$ 310,744	$ 16,667

Supplemental cash flow information (Note 12)

GREAT QUEST METALS LTD.
SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE YEAR ENDED DECEMBER 31, 2003
(With comparative audited figures for the year ended December 31, 2002)

	Mineral Properties					
	Mali Properties	Taseko Property	2003 Total	Mali Properties (Note 14)	Taseko Property	2002 Total
EXPLORATION AND DEVELOPMENT COSTS:						
Amortization	$ 7,287	$ -	$ 7,287	$ 5,040	$ -	$ 5,040
Drilling, reclamation and assays	237,037	-	237,037	182,291	-	182,291
Exploration surveys	47,149	-	47,149	26,397	-	26,397
Office, consulting and travel	31,103	883	31,986	24,899	-	24,899
Total costs incurred during the year	322,576	883	323,459	238,627	-	238,627
Balance, beginning of year	511,305	402,880	914,185	278,389	402,880	681,269
	833,881	403,763	1,237,644	517,016	402,880	919,896
Write-off of costs	(2,780)	-	(2,780)	(5,711)	-	(5,711)
Balance, end of year	$ 831,101	$ 403,763	$1,234,864	$ 511,305	$ 402,880	$ 914,185

1. NATURE OF BUSINESS AND OPERATIONS

Great Quest Metals Ltd. (the "Company") was incorporated under the Company Act of British Columbia. Its principal business activities are the exploration and development of mineral properties located in Africa.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, confirmation of the Company's interest in the underlying mineral properties and upon future profitable production or proceeds from the disposition of mineral property interests.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs

The Company is in the exploration stage with respect to its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties are abandoned, the related capitalized costs are written-off to deficit.

b. Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

c. Values

The amounts shown for the mineral properties and deferred costs represent costs to date and are not intended to reflect present or future values.

d. Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Automobile	30%
Equipment	30%

In the year of acquisition, amortization is recorded at one-half the normal rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

e. Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities, attributable to temporary timing differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis and operating loss carry forwards are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted. A valuation allowance is recorded for the portion of the future tax assets for which the Company does not consider it more likely than not that the asset will be realized.

f. Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

g. Stock-based Compensation

The Company has adopted an incentive stock option plan which is described in Note 8.

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" to be applied prospectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

g. Stock-based Compensation (Cont'd)

Under the recommendations, all stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encouraged the use of the fair-value method for all awards granted to employees, but only required the use of a fair-value method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. Effective for the fiscal year commencing January 1, 2003, the Company has adopted the fair-value method for all stock-based compensation to employees and consultants, to be applied on a prospective basis.

h. Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

i. Monetary items, at the rate of exchange prevailing as at the balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Deferred exploration, development and administration costs at the period average in which the transaction occurred.

i. Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from those estimates.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

GREAT QUEST METALS LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003
(DECEMBER 31, 2002)

4. DUE FROM RELATED PARTY

Amounts due from a corporation controlled by a common Director were unsecured, non-interest bearing and had no specific terms of repayment. The amounts represented payments of rent and office expenses made on behalf of the corporation controlled by the common Director.

5. PROPERTY, PLANT AND EQUIPMENT

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 41,769	$ 25,680	$ 16,089	$ 11,762
Equipment	17,973	4,126	13,847	582
	$ 59,742	$ 29,806	$ 29,936	$ 12,344

6. MINERAL PROPERTIES

	2003			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 788,080	$ 833,881	$ (5,732)	$ 1,616,229
b. Taseko Property	212,000	403,763	-	615,763
c. Gold Dust Property	-	-	-	-
	$ 1,000,080	$ 1,237,644	$ (5,732)	$ 2,231,992

	2002			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs (Note 14)	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 548,114	$ 517,016	$ (8,663)	$ 1,056,467
b. Taseko Property	212,000	402,880	-	614,880
c. Gold Dust Property	18,000	-	(18,000)	-
	$ 778,114	$ 919,896	$ (26,663)	$ 1,671,347

6. MINERAL PROPERTIES (CONT'D)

a. **Mali Properties**

i. **Bourdala Concessions:**

During the years 1998 to 2002, the Company entered into Option Agreements and amended Option Agreements to acquire a 95% interest in nine (9) mineral concessions and a 100% interest in two (2) mineral concessions located in the Bourdala area of Western Mali. All of the agreements are subject to a 1% net smelter return royalty ("NSR"). Total consideration paid to December 31, 2002 amounted to $350,356.

During 2001, the Company abandoned one of the concessions, and accordingly, a total of $34,539 was written-off to deficit.

During 2002, the Company abandoned one of the concessions, and accordingly, a total of $8,663 was written-off to deficit.

During 2003, the Company entered into an agreement to acquire a 100% interest, subject to a 1% NSR in one additional concession in the Bourdala area of Western Mali. The Company paid the owner a total of 1,000,000 FCFA (approximately $2,676) and agreed to make additional payments to the owner for a total of 49,000,000 FCFA (approximately $112,700) over four and a half years.

During 2003, the Company paid a total of 67,400,000 FCFA (approximately $165,809) in accordance with the terms of the amended agreements on the nine (9) concessions. The management of the Company also resolved to abandon one of the concessions and accordingly, a total of $5,732 has been written-off to deficit.

A summary of the total remaining payments required under seven (7) of the option agreements on the Bourdala concessions, as amended, at December 31, 2003, are as follows:

	Amount	CDN$
2004	53,200,000 FCFA	$ 122,360
2005	31,000,000 FCFA	71,300
2006	27,500,000 FCFA	63,250
2007	15,500,000 FCFA	35,650
On transfer of property rights to Mali incorporated company	46,000,000 FCFA	105,800
	173,200,000 FCFA	$ 398,360

6. MINERAL PROPERTIES (CONT'D)

a. **Mali Properties (continued)**

i. **Bourdala Concessions (continued):**

A summary of the total payments required under the two (2) remaining option agreements on the Bourdala concessions, as amended, at December 31, 2003, is as follows:

	Amount	CDN$
On signing of Convention d'Etablissement ("CE")	4,000,000 FCFA	$ 9,200
On granting of Arrête de la minere ("AM")	4,000,000 FCFA	9,200
Six months from granting of AM	6,000,000 FCFA	13,800
One year from granting of AM	8,000,000 FCFA	18,400
Eighteen months from granting of AM	10,000,000 FCFA	23,000
Two years from granting of AM	10,000,000 FCFA	23,000
Thirty months from granting of AM	10,000,000 FCFA	23,000
Three years from granting of AM	10,000,000 FCFA	23,000
Forty-two months from granting of AM	10,000,000 FCFA	23,000
Forty-eight months from granting of AM	10,000,000 FCFA	23,000
Fifty-four months from granting of AM	16,000,000 FCFA	36,800
	98,000,000 FCFA	$ 225,400

ii. **Filimana Area Concessions:**

During 1998 and 1999, the Company entered into an Option Agreement to acquire a 95% interest (subject to a 1% NSR) in the Baoule River and Winza concessions located in the Filimana region of Southwestern Mali. Total consideration paid to December 31, 2002 amounted to $60,877.

During 2003, the Company paid 1,500,000 FCFA (approximately $3,600) on the Baoule River concessions. As at December 31, 2003, the total remaining payments required under the two option agreements on the Baoule River and Winza concessions were suspended. If the Company was to option the Baoule River concession, payments would resume. The Company will pay an additional 1,500,000 FCFA (approximately $3,600) in 2004 to keep the agreement in good standing until December 31, 2004. Subsequent to the year end, the Company revised the terms of the remaining payments required on the Winza concessions as follows:

	Amount	CDN$
2004	10,000,000 FCFA	$ 23,000
2005	10,000,000 FCFA	23,000
2006	10,000,000 FCFA	23,000
2007	5,500,000 FCFA	12,650
	35,500,000 FCFA	$ 81,650

6. MINERAL PROPERTIES (CONT'D)

a. **Mali Properties (continued)**

iii. **Baroya Concession:**

By a terminated Option Agreement dated March 6, 2000 and an Option Agreement dated January 12, 2001 the Company may acquire a 95% interest in the Baroya Concession in Western Mali. Total consideration paid to December 31, 2002 amounted to $76,448. During 2003, the Company paid FCFA 9,200,000 (approximately $23,170).

A summary of the total remaining payments required under the option agreement on the Baroya concession is as follows:

	Amount	CDN$
2004	6,900,000 FCFA	$ 15,870
2005	6,800,000 FCFA	15,640
2006	6,800,000 FCFA	15,640
2007	6,700,000 FCFA	15,410
	27,200,000 FCFA	$ 62,560

iv. **Kenieba Concession:**

During 2001, the Company entered into an agreement to acquire a 95% interest in the Kenieba concession in western Mali. Total consideration paid to December 31, 2002 amounted to $81,119.

During 2003, the Company paid FCFA 10,000,000 (approximately $25,338).

A summary of the total remaining payments required under the option agreement on the Kenieba concession is as follows:

	Amount	CDN$
2005	5,000,000 FCFA	11,500

6. MINERAL PROPERTIES (CONT'D)

b. **Taseko Property**

Pursuant to an Option Agreement dated March 28, 1989, with Moydow Mines International Inc. and African Metals Corporation ("AFR"), the Company's significant shareholders at that time, the Company acquired a 100% interest in mineral claims located in the Clinton Mining Division of British Columbia for consideration of $200,000 cash and 1,200,000 shares of the Company's capital stock (issued at a price of $0.01 per share).

Subsequent to the date of acquisition the 1,200,000 shares were returned to the Company and cancelled.

The mineral claims are subject to a 2.5% net smelter return royalty which may be purchased from a third party for up to $1.5 million.

c. **Gold Dust Property**

During 1998, the Company entered into agreements with AFR and a corporation related to AFR and the Company by way of a common Director and officer, to acquire a 100% interest (subject to a 2% NSR to AFR to a maximum of US$2,000,000) in the Gold Dust Properties for consideration of:

- 200,000 shares of the Company's capital stock (50,000 shares issued at a price of $0.20 per share; 50,000 shares issued at a price of $0.18 per share; and 100,000 shares issued at a price of $0.18 per share); and
- reimbursing $35,047 of costs incurred on the property.

The Company received US$40,000 from a terminated option agreement with a third party.

During 2002, the property was abandoned, and accordingly, the related capitalized costs were written-off to deficit.

7. DUE TO RELATED PARTIES

Amounts due to the President of the Company and corporations controlled by common Directors are unsecured, non-interest bearing, and have no specific terms of repayment.

8. SHARE CAPITAL

The authorized share capital of the Company consists of 50,000,000 common shares without par value.

The Company has issued shares of its capital stock as follows:

	2003		2002	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year	10,519,147	$ 3,504,929	8,076,647	$ 2,963,768
Issued during the year for:				
Cash	3,487,000	1,202,930	1,761,660	377,951
Share subscription advances	38,250	11,475	415,840	103,960
Mineral properties	50,000	25,000	100,000	18,000
Debt	165,500	46,340	-	-
Finder's and finance fees	-	-	165,000	41,250
Balance, end of year	14,259,897	$ 4,790,674	10,519,147	$ 3,504,929

Transactions for the Issue of Share Capital
During the Year Ended December 31, 2003:

a. The Company issued 232,750 shares for the exercise of stock options as follows: 91,250 shares at a price of $0.22 per share for a total consideration of $20,075; 31,500 shares at a price of $0.27 per share for a total consideration of $8,505; and 110,000 shares at a price of $0.30 per share for a total consideration of $33,000, of which $11,475 was received prior to December 31, 2002.

b. The Company issued 2,042,500 shares for the exercise of warrants as follows: 250,000 shares at a price of $0.22 per share for a total consideration of $55,000; 86,500 shares at a price of $0.25 for a total consideration of $21,625; 1,556,000 shares at a price of $0.30 per share for a total consideration of $466,800; and 150,000 shares at a price of $0.45 per share for a total consideration of $67,500.

c. The Company issued 50,000 shares at a price of $0.50 per share for the acquisition of one of the Bourdala concessions.

8. SHARE CAPITAL (CONT'D)

Transactions for the Issue of Share Capital
During the Year Ended December 31, 2003 (continued):

d. The Company issued 165,500 shares at a price of $0.28 per share to settle debts totalling $46,340.

e. The Company completed a Private Placement consisting of 450,000 units at a price of $0.35 per unit for a net consideration of $141,900 after payment of commission and administrative fees totalling $15,600. Each unit consists of one (1) share and one half (1/2) of a share purchase warrant. Each full share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.45 per share on or before June 17, 2004.

f. The Company completed a Private Placement consisting of 800,000 units at a price of $0.50 per unit for a total consideration of $400,000. Each unit consists of one (1) share and one half (1/2) of a share purchase warrant. Each full share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.62 per share on or before November 14, 2005.

During the Year Ended December 31, 2002:

a. The Company issued 100,000 shares at a price of $0.18 per share for the acquisition of the Gold Dust property described in Note 6c.

b. The Company completed a Private Placement consisting of 456,000 units at a price of $0.25 per unit for a total consideration of $114,000, of which, $103,960 was received prior to December 31, 2001. Each unit consisted of one (1) share and one half (1/2) of a share purchase warrant. Each full share purchase warrant was exercisable to acquire one (1) additional share at a price of $0.30 per share on or before December 10, 2003. In addition, the Company issued 40,000 shares at a price of $0.25 per share for the payment of finder's fees on this transaction.

c. The Company completed a Private Placement consisting of 1,600,000 units at a price of $0.25 per unit for a net consideration of $335,606 after payment of commission and administrative fees totalling $64,394. Each unit consisted of one (1) share and one half (1/2) of a share purchase warrant. Each full share purchase warrant was exercisable to acquire one (1) additional share at a price of $0.30 per share on or before September 6, 2003. The Company issued 125,000 shares at a price of $0.25 per share for the payment of a finance fee on this transaction. In addition, the Company issued 240,000 agent warrants. Each warrant was exercisable to acquire one (1) share at a price of $0.30 per share on or before September 6, 2003.

8. SHARE CAPITAL (CONT'D)

Transactions for the Issue of Share Capital
During the Year Ended December 31, 2002 (continued):

d. The Company issued 121,500 shares for the exercise of stock options as follows: 111,500 shares at a price of $0.27 per share for a total consideration of $30,105 and 10,000 shares at a price of $0.22 per share for a total consideration of $2,200.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,743,229. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of options granted under the Plan will not be less than the market price of the common shares (defined as the last closing market price of the Company's common shares immediately preceding the issuance of a news release announcing the granting of the options), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. A participant granted options under the Plan will become vested with the right to exercise one-fourth (1/4) of the option immediately, and one-fourth (1/4) of the option upon the conclusion of every six (6) months subsequent to the date of the grant of the option.

A summary of the status of the Company's stock option plan as of December 31, 2003 and 2002, and changes during the years then ended is as follows:

	2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	1,035,750	$ 0.27	907,250	$ 0.26
Exercised	(232,750)	(0.26)	(121,500)	(0.27)
Granted	-	-	300,000	0.30
Forfeited/cancelled	-	-	(50,000)	(0.22)
Options outstanding, end of year	803,000	$ 0.28	1,035,750	$ 0.27

8. SHARE CAPITAL (CONT'D)

At December 31, 2003, the Company had outstanding stock options to acquire 803,000 common shares as follows:

Number of Shares	Price	Expiry Date
172,500	$ 0.22	July 22, 2004
165,000	$ 0.35	April 5, 2005
95,500	$ 0.22	March 28, 2006
180,000	$ 0.27	September 7, 2006
190,000	$ 0.30	September 4, 2007
803,000		

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2003:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.22	268,000	1.16	$ 0.22
$0.35	165,000	1.26	0.35
$0.27	180,000	2.69	0.27
$0.30	190,000	3.68	0.30
	803,000	2.12	$ 0.28

Effective January 1, 2003 the Company adopted the fair value method of accounting for stock-based compensation awards, to be applied on a prospective basis. Accordingly, no compensation expense has been recognized in the statement of operations for stock options granted during the year ended December 31, 2002. Had the fair value method of accounting been applied on a retroactive basis, net loss and loss per share for the year ended December 31, 2002 would have been the amounts shown below.

Net loss for the year	$ 165,583
Unrecorded stock option compensation adjustment	23,509
Pro-forma net loss for the year	$ 189,092
Pro-forma loss per share	$ 0.02

There was no stock option granted in 2003.

8. SHARE CAPITAL (CONT'D)

Warrants:

At December 31, 2003, the Company had outstanding purchase warrants exercisable to acquire 475,000 shares as follows:

Number	Exercise Price	Expiry Date
75,000 *	$ 0.45	June 17, 2004
400,000	$ 0.62	November 14, 2005
475,000		

* *Subsequently exercised.*

9. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

a. Rent, office services and exploration costs totalling $34,958 (2002 - $25,702) and management fees totalling $19,000 (2002 - $18,000) were incurred with corporations related to the Company by common Directors.

b. Consulting fees totalling $1,680 (2002 - $Nil) was incurred with a Director of the Company.

The above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

10. INCOME TAXES

There was no income tax expense or recovery for 2003 or 2002.

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $867,769 expire as follows:

2004	$ 65,866
2005	130,320
2006	119,474
2007	64,045
2008	116,950
2009	160,799
2010	210,315
	$ 867,769

GREAT QUEST METALS LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003
(DECEMBER 31, 2002)

10. INCOME TAXES (CONT'D)

The Company has unclaimed resource and other deductions in the amount of $2,608,169 which can be applied, subject to certain restrictions, against future taxable income.

In addition, the Company has share issue costs totalling $77,866 which have not been claimed for income tax purposes.

The potential for future tax benefits which may result from the application of these available losses and deductions has not been recognized in the financial statements as there realization is uncertain.

11. SEGMENTED INFORMATION

The Company's activities are all in the one (1) industry segment of mineral property acquisition, exploration and development.

Property, plant and equipment by geographical segment is as follows:

	Mali	Canada	Total
December 31, 2003			
Property, Plant and Equipment	$ 29,528	$ 408	$ 29,936
Mineral properties, including deferred costs	1,616,229	615,763	2,231,992
	$ 1,645,757	$ 616,171	$ 2,261,928

	Mali (Note 14)	Canada	Total
December 31, 2002			
Property, Plant and Equipment	$ 11,762	$ 582	$ 12,344
Mineral properties, including deferred costs	1,056,467	614,880	1,671,347
	$ 1,068,229	$ 615,462	$ 1,683,691

12. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the year ended December 31, 2003 as follows:

	2003	2002
Non-cash financing activities:		
Share capital issued for:		
Share subscription advances	$ 11,475	$ 103,960
Debt	46,340	-
Mineral properties	25,000	18,000
Finder's and finance fees	-	41,250
Share subscription advances	(11,475)	(103,960)
	$ 71,340	$ 59,250

GREAT QUEST METALS LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003
(DECEMBER 31, 2002)

12. SUPPLEMENTAL CASH FLOW INFORMATION (CONT'D)

	2003	2002
Non-cash investing activities:		
Acquisition of mineral properties	$ (25,000)	$ (18,000)
Deferred exploration and development costs, net of amortization	(7,287)	(5,040)
	$ (32,287)	$ (23,040)

13. SUBSEQUENT EVENTS

(a) By a provisional contract dated January 10, 2004, the Company may acquire a 100% interest (subject to a 1% NSR) in the Niaragui Nord concession in western Mali for a consideration of FCFA 50,000,000 (approximately $125,000).

(b) By a provisional contract dated April 15, 2004, the Company may acquire a 96% interest (subject to a 1% NSR) in the Alamoutala Ouest concession in western Mali for a consideration of FCFA 50,000,000 (approximately $125,000).

(c) The Company granted stock options exercisable to acquire 80,000 shares at a price of $0.55 per share on or before February 20, 2009.

14. PRIOR PERIOD ADJUSTMENT

The comparative financial statements for the year ended December 31, 2002 have been corrected to reflect unrecorded accounts payable and accrued liabilities of $13,600. As a result, prior year's mineral properties including deferred costs increased by $13,600 and accounts payable and accrued liabilities increased by $13,600.

The comparative figures have been restated to reflect these changes.

GREAT QUEST METALS LTD.
DECEMBER 31, 2003

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Refer to Note 9 of the accompanying financial statements.

The aggregate amount of expenditures made to parties not at arms length from the Company were $55,638 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING YEAR ENDED DECEMBER 31, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
Jan. 9/03	Common Shares	Exercise of Options	31,500	$0.27	$ 8,505	Cash	Nil
Jan. 9/03	Common Shares	Exercise of Options	27,000	$0.30	$ 8,100	Cash	Nil
Jan. 15/03	Common Shares	Exercise of Warrants	15,667	$0.30	$ 4,700	Cash	Nil
Jan. 21/03	Common Shares	Exercise of Options	39,250	$0.22	$ 8,635	Cash	Nil
Jan. 22/03	Common Shares	Settlement of Debts	165,500	$0.28	$ 46,340	Debt	Nil
Feb. 4/03	Common Shares	Exercise of Warrants	111,333	$0.30	$ 33,400	Cash	Nil
Feb. 6/03	Common Shares	Exercise of Options	20,000	$0.22	$ 4,400	Cash	Nil
Feb. 10/03	Common Shares	Exercise of Warrants	15,000	$0.30	$ 4,500	Cash	Nil
Feb. 13/03	Common Shares	Exercise of Warrants	250,000	$0.22	$ 55,000	Cash	Nil
Feb. 13/03	Common Shares	Exercise of Warrants	9,192	$0.30	$ 2,758	Cash	Nil
Feb. 19/03	Common Shares	Exercise of Warrants	50,000	$0.30	$ 15,000	Cash	Nil
Feb. 20/03	Common Shares	Exercise of Warrants	28,000	$0.30	$ 8,400	Cash	Nil
Mar. 9/03	Common Shares	Exercise of Warrants	68,000	$0.30	$ 20,400	Cash	Nil
Mar. 24/03	Common Shares	Exercise of Warrants	24,800	$0.30	$ 7,440	Cash	Nil

GREAT QUEST METALS LTD.
DECEMBER 31, 2003

Section 3

B. SECURITIES ISSUED DURING YEAR ENDED DECEMBER 31, 2003 (CONT'D):

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
Apr. 7/03	Common Shares	Exercise of Options	10,000	$0.22	$ 2,200	Cash	Nil
Apr. 11/03	Common Shares	Exercise of Options	49,250	$0.30	$ 14,775	Cash	Nil
May 20/03	Common Shares	Exercise of Warrants	51,500	$0.25	$ 12,875	Cash	Nil
May 27/03	Common Shares	Exercise of Warrants	35,000	$0.25	$ 8,750	Cash	Nil
Jun. 18/03	Common Shares	Private Placement	450,000	$0.35	$157,500	Cash	$ 12,600
Jul. 25/03	Common Shares	Exercise of Options	18,000	$0.30	$ 5,400	Cash	Nil
Jul. 29/03	Common Shares	Exercise of Warrants	9,000	$0.30	$ 2,700	Cash	Nil
Aug. 4/03	Common Shares	Exercise of Warrants	12,500	$0.30	$ 3,750	Cash	Nil
Aug. 11/03	Common Shares	Exercise of Warrants	49,500	$0.30	$ 14,850	Cash	Nil
Aug. 11/03	Common Shares	Exercise of Options	5,750	$0.30	$ 1,725	Cash	Nil
Aug. 14/03	Common Shares	Exercise of Warrants	10,000	$0.30	$ 3,000	Cash	Nil
Aug. 14/03	Common Shares	Exercise of Options	22,000	$0.22	$ 4,840	Cash	Nil
Sep. 4/03	Common Shares	Exercise of Warrants	187,008	$0.30	$ 56,102	Cash	Nil
Sep. 5/03	Common Shares	Exercise of Warrants	621,000	$0.30	$186,300	Cash	Nil
Sep. 11/03	Common Shares	Exercise of Warrants	145,000	$0.30	$ 43,500	Cash	Nil
Dec. 1/03	Common Shares	Exercise of Warrants	50,000	$0.45	$ 22,500	Cash	Nil
Dec. 4/03	Common Shares	Exercise of Options	10,000	$0.30	$ 3,000	Cash	Nil
Dec. 16/03	Common Shares	Exercise of Warrants	200,000	$0.30	$ 60,000	Cash	Nil
Dec. 30/03	Common Shares	Exercise of Warrants	25,000	$0.45	$ 11,250	Cash	Nil
Dec. 31/03	Common Shares	Private Placement	800,000	$0.50	$400,000	Cash	Nil
Dec. 31/03	Common Shares	Property Acquisition	50,000	$0.50	$ 25,000	Mineral Properties	Nil
Dec. 31/03	Common Shares	Exercise of Warrants	75,000	$0.45	$ 33,750	Cash	Nil

GREAT QUEST METALS LTD.
DECEMBER 31, 2003

B. OPTIONS GRANTED DURING YEAR ENDED DECEMBER 31, 2003:

Nil.

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2003:

Authorized share capital - 50,000,000 common shares without par value

A total of 14,259,897 common shares have been issued for a total of $4,790,674.

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT DECEMBER 31, 2003:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	172,500	$0.22	July 22, 2004
Options	165,000	$0.35	April 5, 2005
Options	95,500	$0.22	March 28, 2006
Options	180,000	$0.27	September 7, 2006
Options	190,000	$0.30	September 4, 2007
Warrants	75,000	$0.45	June 17, 2004
Warrants	400,000	$0.62	November 14, 2005

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT DECEMBER 31, 2003:

Common shares in escrow – 362,265

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT MAY 5, 2004:

Willis W. Osborne	President/Director
Victor J.E. Jones	Director
Mahamadou Keita	Director
Jennifer Nestoruk	Secretary

GREAT QUEST METALS LTD.

CORPORATE INFORMATION

(As at April 16, 2004)

SHARES LISTED

Canadian Venture Exchange: GQ

Authorized:	50,000,000	Issued:	14,334,897
Options:	883,000		
Warrants:	400,000		
Escrow:	143,734		

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

OFFICERS & DIRECTORS

Mr. Victor J.E. Jones, Director

Mr. Mahamadou Keita, Director

Ms. Jennifer Nestoruk, Corporate Secretary

Mr. Willis W. Osborne, President & Director

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & REGISTERED OFFICE

DuMoulin Black
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

Jones Richards & Company, Certified General Accountants
900 – 1200 Burrard Street, Vancouver, British Columbia, Canada V6Z 2C7

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 689-2882 Fax: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

PRINTED IN CANADA

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of Great Quest Metals Ltd. (hereinafter called the "Company") will be held at 595 Howe Street, 10th Floor, Vancouver, British Columbia, on the 24th day of June, 2004, at the hour of two o'clock in the afternoon (local time), for the following purposes:

1) To receive (and consider) the Report of the Directors, the Financial Statements of the Company and the Auditor's Report thereon, for the period ended December 31, 2003.

2) To set the number of directors at three (3).

3) To elect Directors.

4) To appoint the Auditor and to authorize the Directors to fix their remuneration.

5) To consider and approve the adoption of the Stock Option Plan described in the Information Circular.

6) To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice are copies of the documents referred to in Item (1) above, as well as an Information Circular and a Form of Proxy. The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Members who are unable to attend the Meeting are requested to complete, sign and mail the enclosed Form of Proxy in accordance with instructions set out in the Proxy and in the Information Circular which accompanies this Notice.

Dated this 12th day of May, 2004.

BY ORDER OF THE BOARD

Willis W. Osborne
President & Director

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3

INFORMATION CIRCULAR

(as at May 12, 2004, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of Great Quest Metals Ltd. (the "Company") for use at the annual general meeting of the Company to be held on June 24, 2004 and at any adjournments thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 50,000,000 common shares without par value, of which 14,334,897 common shares are issued and outstanding.

Only Members of record at the close of business on May 14, 2004 (the "Record Date") who either personally attend the meeting, or who have properly completed and delivered a proxy in the manner and subject to the provisions described above shall be entitled to vote or have their shares voted at the meeting.

Each Member is entitled to one vote for each common share registered in his name on the list of Members, which is available for inspection during normal business hours at the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, and at the Meeting of the Members.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except the following:

NAME	NUMBER OF COMMON SHARES OWNED OR CONTROLLED	PERCENTAGE OF OUTSTANDING COMMON SHARES
Willis W. Osborne	1,983,554 (1)	13.83%

(1) 43,949 of these shares are held in escrow.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the corporate office of the Company, 515 – 475 Howe Street, Vancouver, British Columbia, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument No. 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to the corporate office of the Company** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

ELECTION OF DIRECTORS

The Articles of the Company state that all Directors of the Company shall retire and the Members entitled to vote at each annual general meeting of the Company shall thereat elect a Board of Directors.

Member approval will be sought to fix the number of Directors of the Company at three (3).

The Articles also allow that a retiring Director shall be eligible for re-election.

NOMINEES FOR DIRECTORS

The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a Director. Each Director will hold office until his term expires or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act of British Columbia.

The following table sets out the names of the nominees for election as Directors, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a Director of the Company, and the number of securities of each class of voting securities of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised by each, as at the date hereof.

Name, Position & Municipality of Residence	Principal Occupation or Employment and, If Not a Previously Elected Director, Occupation During Past Five Years	Previous Service as a Director	Number of Common Shares Beneficially Owned or Directly or Indirectly Controlled (2)
VICTOR J.E. JONES (1) Director Vancouver, BC	President of: **Ellesmere Enterprises Ltd.** (wholly owned private company providing management services) President of: **Advanced Systems Institute of BC.** Director of: **Moydow Mines International Inc.**	Since March 21/89	434,027 (3)
MAHAMADOU KEITA (1) Director Mali, West Africa	Geologist: Works as a geologist on a consultant basis for Great Quest Metals Ltd. and African Metals Corporation.	Since May 21/98	117,500 (4)
WILLIS W. OSBORNE (1) President & Director Vancouver, BC	President of: **Swiftcurrent Ventures Ltd.** (wholly owned private company providing geological / administrative consulting services) President of: **WWO Ventures Ltd.** (private company wholly owned by W. Osborne) President & Director of: **African Metals Corporation**	Since March 21/89	1,983,554 (5)

(1) Member of Audit Committee

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 12, 2004, is based on information furnished to the Company by individual directors. Unless otherwise indicated, shares are held directly.

(3) Of these shares, 408,202 are held indirectly in the name of Ellesmere Enterprises Ltd., a private company wholly owned by V. Jones and 26,287 shares are held in escrow.

(4) Of these shares, 35,709 shares are held directly in escrow.

(5) Of these shares, 1,829,785 are held indirectly in the names of Swiftcurrent Ventures Ltd. and WWO Ventures Ltd., private companies wholly owned by W. Osborne and 43,949 shares are held in escrow.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Regulation) in respect of each of the individuals who were, as at December 31, 2003 the Chief Executive Officer and the other four most highly compensated executive officers of the Company whose individual total compensation for the most recently completed financial year exceeds $100,000 (the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that the individual was not serving as such an Officer at the end of the most recently completed financial year.

<u>Summary Compensation Table</u>

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SARs granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Willis W. Osborne President	2001	nil	nil	(1) 16,000	280,000	nil	nil	nil
	2002	nil	nil	(1) 18,000	200,000	nil	nil	nil
	2003	nil	nil	(1) 19,000	nil	nil	nil	nil

(1) Management fees, as well as some geological consulting fees, were paid to Swiftcurrent Ventures Ltd. undertaken on behalf of the Company. Swiftcurrent is a private company wholly owned by Willis W. Osborne. See "Management Contracts"

<u>Long Term Incentive Plan Awards Table (LTIP)</u>

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year other than the options set out below.

<u>Option Grants during the most recently completed Financial Year</u>

The Company did not grant stock options, to the Named Executive Officer during the Company's most recently completed financial year.

Aggregated Options Exercised in Last Financial Year & Financial Year-End Option

The following table sets forth details of all exercises of stock options during the most recently completed financial year by the Named Executive Officer, the stock options held by the Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Willis W. Osborne President	None	Not applicable	40,000/nil	11,200
Swiftcurrent Ventures Ltd.	121,600	16,385	100,000/nil	28,000

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has no employment contracts with any Named Executive Officer (see "Management Contracts").

The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such Named Executive Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company does have a formalized stock option plan for the granting of incentive stock options to the directors, officers, employees and consultants. The Company granted 300,000 stock options during the most recently completed financial year pursuant to the terms of its stock option plan. See "Particulars of Other Matters to be Acted Upon (a) Stock Options".

Indebtedness to Company of Directors, Executive Officers & Senior Officers

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

MANAGEMENT CONTRACTS

During the last completed financial year, the Company was charged management fees in the amount of $19,000 by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne, President and a Director of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

No director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Jones Richards & Company, of #900 - 1200 Burrard Street, Vancouver, British Columbia, as Auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors. Jones Richards & Company was first appointed as Auditor of the Company on March 11, 2002.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Adoption of Stock Option Plan

The Board of Directors of the Corporation adopted a new stock option plan (the "Stock Option Plan") effective March 12, 2004, acceptance by the TSX Venture Exchange on March 31, 2004.

The purpose of the Stock Option Plan is to allow the Corporation to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Corporation. The granting of such options is intended to align the interests of such persons with that of the Corporation. Options will be exercisable over periods of up to five years as determined by the board of directors of the Corporation and are required to have an exercise price no less than the Market Price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Stock Option Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and services provided to the Corporation and its subsidiaries or employees of companies providing management services to the Corporation or its subsidiaries.

The maximum number of Common Shares which may be issued pursuant to options previously granted and those granted under the Stock Option Plan will be a maximum of 10% of the issued and outstanding common shares of the Company at the time of grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis. The Stock Option Plan contains no vesting requirements. The Stock Option Plan must be approved by a majority of the votes cast by shareholders other than insiders or their associates to whom shares may be issued pursuant to the Stock Option Plan.

The Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Stock Option Plan will be available for review at the annual general meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Stock Option Plan.

(b) Other Matters

Management of the Company is not aware of any other matters to come before the meeting other than as set forth in the notice of meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

Dated this 12th day of May, 2004

BY ORDER OF THE BOARD

Willis W. Osborne

WILLIS W. OSBORNE
President, CEO/CFO

VICTOR J.E. JONES
Director

Great Quest Metals Ltd.

PROXY

Annual General Meeting, June 24, 2004

ANNUAL GENERAL MEETING OF MEMBERS OF GREAT QUEST METALS LTD.

TO BE HELD AT 10th Floor, 595 Howe Street, Vancouver, British Columbia

ON Thursday, June 24, 2004, AT 2:00PM

The undersigned member ("*Registered Shareholder*") of the Company hereby appoints, Willis W. Osborne, a Director of the Company, or failing this person, Victor J.E. Jones, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at 3	______	______
		For	Withhold
2.	To elect as Director, VICTOR J.E. JONES	______	______
3.	To elect as Director, MAHAMADOU KEITA	______	______
4.	To elect as Director, WILLIS W. OSBORNE	______	______
5.	To appoint Jones Richards & Company as Auditors of the Company	______	______
		For	Against
6.	To authorize the Directors to fix the auditors' remuneration	______	______
7.	To consider and approve the adoption of the Stock Option Plan described in the Information Circular.	______	______
8.	To transact such other business as may properly come before the Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the corporate office of the Company by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of the Company is:

Great Quest Metals Ltd.
Suite 515, 475 Howe Street, Vancouver, B.C. V6C 2B3
Fax: (604)684-5854

GREAT QUEST METALS LTD.

(the "Company")

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Great Quest Metals Ltd.
Suite 515 – 475 Howe Street
Vancouver, BC
V6C 2B3

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ____________________

I confirm that I am a Beneficial owner of securities of Great Quest Metals ________
I confirm that I am a Registered owner of securities of Great Quest Metals ________

SIGNATURE OF
SHAREHOLDER: ______________________________ DATE: __________

Please return this document along with your proxy in the enclosed envelope.

<u>As the supplemental list will be updated each year, a return card will be required annually in order to remain on the list.</u>

GREAT QUEST METALS LTD.

RECEIVED
2004 JUN -3 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

May 19, 2004
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Shares Trading on Berlin Bremen Stock Exchange

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd., is very pleased to announce that the Company has been listed on the Berlin Bremen Stock Exchange. Berliner Freiverkehr (Aktien) AG, which is one of the largest German brokerage firms, act as the market maker for the Company on this exchange which they classify as an unofficial regulated market. The symbol of Great Quest on the Berlin Bremen Stock Exchange is GQM, and the German Cusip Number is CA3909121038.

The advantages of trading Great Quest stock in Berlin are numerous. It allows an avenue for the Company to disseminate its news to a wider audience. It makes the Company's shares more readily available to investors in Germany and makes transactions easier and less expensive. The trading of the Company's shares by Berliner Freiverkehr (Aktien) AG could attract publicity and will give German investors an additional source to obtain information on the Company.

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E